UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Cidara Therapeutics, Inc.

(Name of Subject Company)

Cidara Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

171757206

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Corporate Secretary

Cidara Therapeutics, Inc.

126 East Lincoln Avenue

Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Saee Muzumdar

Sebastian L. Fain

Gibson, Dunn & Crutcher LLP

200 Park Avenue New York, NY 10166

(212) 351-4035

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Cidara Therapeutics, Inc., a Delaware corporation (the “Company” or “Cidara”), with the Securities and Exchange Commission (the “SEC”) on December 5, 2025, relating to the Tender Offer Statement on Schedule TO filed with the SEC on December 5, 2025 by Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Merck”), Caymus Purchaser, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Merck (“Purchaser”) and Merck & Co., Inc., in respect of the tender offer to acquire (i) all of the outstanding shares of common stock of Cidara, par value $0.0001 per share (the “Common Shares”), for $221.50 per Common Share, in cash, without interest, subject to any applicable withholding taxes, and (ii) all of the outstanding shares of Series A Convertible Voting Preferred Stock of Cidara, par value $0.0001 per share (the “Series A Shares” and together with the Common Shares, the “Shares”), for $15,505.00 per Series A Share, in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and together with the Offer to Purchase and the Letter of Transmittal, the “Offer”), copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1), (a)(2) and (a)(3), respectively.

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offer; Completion of the Merger” immediately before the section titled “Annual and Quarterly Reports” on page 54 of the Schedule 14D-9 as follows:

“Expiration of the Offer; Completion of the Merger

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time, on January 6, 2026 (such date and time, the “Expiration Time”), and the Offer was not extended. Merck and Purchaser were advised by Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 27,149,333 Common Shares and 89,956 Series A Shares had been validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), by the Depositary and not validly withdrawn pursuant to the Offer, representing (with respect to the Series A Shares, on an as-converted to Common Shares basis) approximately 88.3% of the total number of Shares entitled to vote and outstanding as of the Expiration Time. As a result, as of the Expiration Time, the number of Shares validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), by the Depositary and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the applicable Offer Price for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement. Following acceptance for payment of the Shares, Purchaser owned sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Cidara’s stockholders. Accordingly, the Merger closed on January 7, 2026, with Purchaser merging with and into Cidara, with Cidara continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Merck.

The Common Shares will be delisted from and will cease to trade on the Nasdaq Capital Market. Merck and Purchaser intend to take steps to cause the termination of the registration of the Common Shares under the Exchange Act and suspend all of Cidara’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIDARA THERAPEUTICS, INC.

By:	/s/ Kelly E.W. Grez
Name:	Kelly E.W. Grez
Title:	Secretary

Dated: January 7, 2026